UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File Number: 001-42907

CHARMING MEDICAL LIMITED

(Translation of registrant’s name into English)

Units 1803-1806, 18/F, Hang Lung Centre, 2-20 Paterson Street, Causeway Bay, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Nasdaq Delisting Determination and Suspension of Trading

As previously disclosed, Charming Medical Limited (the “Company”) received a delisting determination letter, dated October 29, 2026, from the Listing Qualifications Staff of The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that Nasdaq had determined to delist the Company’s securities pursuant to Nasdaq Listing Rule IM-5101-4.

The Company did not request a hearing by the November 5, 2026 deadline. As a result, trading in the Company’s securities on Nasdaq will be suspended at the opening of business on November 9, 2026. Nasdaq will subsequently file a Form 25-NSE with the U.S. Securities and Exchange Commission (the “SEC”), which will remove the Company’s securities from listing and registration on The Nasdaq Stock Market.

The Company issued a press release on November 9, 2026, announcing the upcoming suspension of trading in the Company’s securities on Nasdaq. A copy of this press release is furnished herewith as Exhibit 99.1 and is incorporated by reference herein.

Forward-Looking Statements

This Form 6-K contains forward-looking statements that involve risks and uncertainties. The risks and uncertainties involved include market conditions and other risks detailed from time to time in the Company’s periodic reports and other filings with the SEC. You are cautioned not to place undue reliance on forward-looking statements, which are based on the Company’s current expectations and assumptions and speak only as of the date of this Form 6-K. The Company does not intend to revise or update any forward-looking statement in this Form 6-K as a result of new information, future events or otherwise, except as required by law.

Financial Statements and Exhibits

The following exhibit is being furnished herewith:

Exhibit No.	Description
99.1	Press Release Dated November 9, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 9, 2026

Charming Medical Limited

By:	/s/ Kit Wong
Name:	Kit Wong
Title:	Chief Executive Officer and Chairman of the Board of Directors

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